THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

September 10, 2013

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Black Rock Petroleum Company
Form S-1 Registration Statement
File No. 333-189839

Dear Ms Parker:

  In response to your letter of comments dated August 2, 2013, please be advised as follows:

General

1.           The disclosure you have requested has been provided in The Spin Off - Reason for the Distribution on pages 7 and 8.

2.           The Form 10-K contains an error.  Mr. Nagy owns 5,000,000 shares of Starflick.com or 82.75% of the total outstanding shares of Starflick.com.  There are currently 6,042,500 shares of Starflick.com outstanding.  1,042,500 shares were sold to investors in a public offering on a Form S-1 registration statement which was declared effective by the SEC on March 29, 2012 at 1:00 p.m. Eastern Time.

3.           The following disclosure has been provided in the Business section of the registration statement and reflects the Company’s position regarding the “Blank Check” issue:

We are not a blank check corporation.   Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.”  We have a specific plan and purpose.  Our business purpose is to engage in the sale of oil and gas related equipment and oil and gas exploration.  Our specific plan is to acquire sell oil and gas related equipment, acquire an oil and gas lease, and eventually drill one well on the lease.  The fact that we have not selected our initial property is not relevant or material to the issue of being a blank check corporation.  In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed, but the specific investment properties are unidentified ...  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”   If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies.  Accordingly, we are not a blank check company.

4.           All of the shares being spun off are being registered on the Form S-1 registration statement.  Those include those being sold to Mr. Nagy.  Mr. Nagy will only be able to resell his shares pursuant to an effective registration statement or pursuant to Reg. 144 of the Securities Act of 1933, as amended, if Rule 144 is available.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
RE:	Black Rock Petroleum Company
Form S-1 Registration Statement
File No. 333-189839
September 10, 2013
Page 2

5.           The check mark on the cover page indicating the shares are being offered pursuant Rule 415 has been removed, the same being included in error.

6.           The disclosures referred to in comment no. 6 have been corrected to remove the inconsistencies.

Summary

7.           The disclosure you have requested regarding Mr. Nagy has been provided.

Federal Income Tax Consequences

8.           The opinion you have requested has been provided as Exhibit 8.1.

Sale of Oil and Gas Equipment

9.           The Form S-1 registration statement registering the shares of Black Rock Petroleum Company being spun-off to shareholders of Starflick.com is a public offering.  We will not be entering into any agreements with suppliers until we complete the spin-off pursuant to an effective registration statement.

10.         The disclosure you have requested has been provided.  Disclosure of our plans to enter into agreements subject to the completion of the spin-off, is material information that the Company believes an investor would like to know.  Accordingly, a discussion of the same has been included.

Acquisition and Drilling of Undeveloped Prospects

11.         The information you have requested has been provided.

Management’s Discussion and Analysis or Plan of Distribution

Plan of Operation

12.         Disclosure of the Company’s plan of growth has been provided.

13.         The information you requested has been provided.

Results of Operations

14.         The disclosure here and in Related Transactions has been corrected to reflect the content of footnote 3 to the financial statements.

Liquidity and Capital Resources

15.         The disclosure you have requested has been provided.  Mr. Nagy has agreed to advance funds as needed.

Ms. Anne Nguyen Parker
Securities and Exchange Commission
RE:	Black Rock Petroleum Company
Form S-1 Registration Statement
File No. 333-189839
September 10, 2013
Page 3

Management

16.         The disclosure regarding Mr. Nagy’s tenure at Raptor has been corrected and the additional disclosure you have requested has been provided.

Related Transaction

17.         The disclosure has been corrected.  Mr. Nagy did not receive 100,000,000 shares of the Company’s common stock, but will receive said shares upon the same being spun-off.

Description of Securities

18.         The disclosure regarding the authorized shares of common stock has been corrected to reflect 200,000,000 shares authorized.

Balance Sheet

19.         The information has been corrected.  A new auditor’s consent has been provided as well.

Exhibit 5.1

20.         The number was used to compute the fees due the SEC.  It is the total value of the assets divided by the number of shares being spun-off.   The number has been deleted from the opinion and a new opinion has been issued correctly reflecting the authorized shares of common stock.  The Company will not receive any proceeds from the offering.  A new consent of counsel has been provided as well.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc:  Black Rock Petroleum Company